EXHIBIT 99.3
ESTIMATED RESERVES AND FUTURE NET REVENUE

AS OF

JANUARY 1, 2012

ATTRIBUTABLE TO INTERESTS

OWNED BY

STARBOARD RESOURCES, LLC

IN CERTAIN PROPERTIES

LOCATED IN

OKLAHOMA AND TEXAS

(SEC CASE)

F	FORREST A. GARB & ASSOCIATES, INC.
INTERNATIONAL PETROLEUM CONSULTANTS

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972)788-1110  Telefax (972)991-3160 (E MAIL) forgarb@forgarb.com

March 14, 2012

Mr. Michael J. Pawelek
Chief Executive Officer
Starboard Resources, LLC
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

Re: SEC Case

Dear Mr. Pawelek:

At your request, Forrest A. Garb & Associates, Inc. (FGA) has estimated the reserves and future net revenue, as of January 1, 2012, attributable to interests owned by Starboard Resources, LLC (Starboard) in certain oil and gas properties and leasehold acreage located in Oklahoma and Texas.

This report has been prepared using the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC), and with the exception of the exclusion of future income taxes, conforms to the FASB Accounting Standards Codification Topic 932, Extractive Industries - Oil and Gas. The SEC guidelines specify the use of a 12-month first-of-the-month average benchmark price, a 10 percent per year discount factor, and constant oil and gas prices and costs.

The following table summarizes the estimated total net reserves and future net revenue, as of January 1, 2012:

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserve Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Proved Producing	254.26	474.71	19,686.12	15,421.75
Behind-Pipe	237.63	893.84	23,432.31	15,198.33
Undeveloped	2,844.63	8,003.86	203,441.16	100,433.34
Total Proved4	3,336.52	9,372.41	246,559.59	131,053.42

Probable Undeveloped	735.53	4,518.25	54,153.98	27,974.12
Total Probable4	735.53	4,518.25	54,153.98	27,974.12

Possible Undeveloped	326.38	6,728.27	36,116.03	12,355.81
Total Possible4	326.38	6,728.27	36,116.03	12,355.81

ENGINEERING

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward. Probable reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves, but more certain to be recovered than possible reserves. Possible reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than probable reserves. The basis for estimating the proved producing reserves was the extrapolation of historical production having an established decline trend. Volumetrics and/or analogy were used for forecasting properties where insufficient data were present for production decline extrapolation. Production histories were obtained from published production data and state reporting records purchased from a third-party provider, HPDI, LLC, and supplemented with data provided by Starboard. The reserves for other reserve categories were estimated by the volumetric method considering well logs, core analyses, geologic maps, etc., and/or by analogy to adjacent comparable wells. Starboard provided the available geologic and engineering data for FGA's review. FGA has accepted Starboard’s intent to drill the proved, probable, and possible undeveloped new wells and horizontal laterals out of existing wellbores, as well as perform remedial workovers on several wells.

Starboard has positions in five leasehold areas where they have outlined plans to 1) drill new wells, and 2) drill horizontal laterals out of existing vertical wellbores. FGA makes this opinion of reserve estimates and reserve categorizations following analysis of data provided by Starboard and data available in the public domain. FGA included the unrisked reserves for these prospects in the economic analysis in addition to Starboard’s current proved developed reserves.

The analysis and findings presented in this report, with the exception of parameters specified by others, represent FGA’s informed judgments based on accepted standards of professional engineering practice, but are subject to the generally recognized and unforeseen risks associated with the interpretation of geological, geophysical, and engineering data. Future changes in federal, state, or local regulations may adversely impact the ability to recover the future oil and gas volumes expected. Changes in economic and market conditions from the assumptions and parameters used in this study may cause the total quantity of future oil or gas recovered, actual production rates, prices received, operating expenses, and capital costs to vary from the results presented in this report.

Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure. Gas sales imbalances have not been taken into account in the reserve estimates. The oil reserves shown in this study include crude oil and/or condensate. Oil volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.

ECONOMIC CONSIDERATIONS

The benchmark oil and gas prices used in this study are the average of the first trading-day-of-the-month spot prices posted for West Texas Intermediate (WTI) oil and Henry Hub natural gas for the 2011 calendar year, per SEC guidelines. First trading-day-of-the-month prices for oil are from the U.S. Energy Information Administration. Gas prices are the NYMEX Natural Gas Henry Hub settlement price for each respective month. Oil prices are based on a benchmark price of $95.84 per barrel (Bbl) and have been adjusted by lease for gravity, transportation fees, and regional price differentials. Gas prices per thousand cubic feet (Mcf) are based on a benchmark price of $4.15 per million British thermal units (MMBtu) and have been adjusted by lease for Btu content, transportation fees, and regional price differentials. The adjustments are based on the differential between historic oil and gas sales and the corresponding benchmark price.

Lease operating cost data were provided by Starboard for FGA’s review. The average lease operating costs for the prior 12 months, or for the months available for each property, were utilized in this study for producing properties. Lease operating cost figures for prospects unrelated to Starboard producing properties were estimated from available public and private data sources. Capital expenditures are included as required for workovers, the future development of new wells, the drilling of horizontal laterals out of existing wellbores, and for production equipment. All cost and investments have been held constant in this evaluation. Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after the deduction of severance taxes, ad valorem taxes, direct operating costs, and future capital expenditures. No deductions have been made for overhead, federal income taxes, or other indirect costs, such as interest expense and loan repayments. Surface and well equipment salvage values have not been considered in the revenue projections. The estimated reserves included in the cash flow projections have not been adjusted for risk. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

Starboard provided ownership interests in the properties, and FGA accepted the extent and character of ownership (working interest and net revenue interest) as represented. Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.

Grand total summary economic projections by reserve category and category summaries (including one-line summaries for the individual properties) are presented in Attachment A. The individual properties have been ranked in descending order of discounted future net revenue value. This ranking for Proved, Probable, and Possible reserves is presented as Attachment B. Attachment C is a master list of all properties. Attachment D shows the individual projections and graphs of historical and forecast production for proved developed producing, proved developed behind pipe, and proved, probable, and possible undeveloped properties. Attachment E presents the definitions of oil and gas reserves. General comments regarding this report and the estimation of future reserves and revenue are presented in Attachment F. Attachment G contains the consulting firm profile.

FGA is an independent firm of geologists and petroleum engineers. Neither the firm nor its employees own any interest in the properties studied, nor have we been employed on a contingency basis. FGA has used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.

We appreciate the opportunity to submit this evaluation. Should you have any questions, please do not hesitate to call.

This report was prepared under the supervision of W.D. Harris III, Registered Professional Engineer No. 75222, State of Texas.

Yours truly,

Forrest A. Garb & Associates, Inc. Texas Registered Engineering Firm F-629

W. D. Harris III Chief Executive Officer Forrest A. Garb & Associates, Inc.

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